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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       SONUS COMMUNICATION HOLDINGS, INC.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                     700505
                                 (CUSIP Number)

                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                            720 5th Avenue, 9th Floor
                            New York, New York 10019
                                  212-231-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of

Rule 13d-1 (b)(3) or (4), check the following box [  ].
Check the following box if a fee is being paid with this statement [  ].



                        (Continued on following page(s)
                                Page 1 of 9 Pages
                        Exhibit Index Appears on Page 5)
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CUSIP NO. 700505                       13D                    Page 2 of 11 Pages


1        NAME OF REPORTING PERSON
         SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Evansville Limited (no Fed. I.D. No.)

2        CHECK THE APPROPRIATE BOX IF A MEMBER                (a)    [  ]
         OF A GROUP.                                          (b)    [  ]


3        SEC USE ONLY


4        SOURCE OF FUNDS                    WC


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [  ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION        British Virgin Islands


NUMBER                     7        SOLE VOTING POWER         545,370 Shares
  OF                       _____________________________________________________
WARRANTS
BENEFICIALLY               8        SHARED VOTING POWER                 NONE
 OWNED                     _____________________________________________________
  BY
 EACH                      9        SOLE DISPOSITIVE POWER    545,370 Shares
REPORTING                  _____________________________________________________
 PERSON
  WITH                    10       SHARED DISPOSITIVE POWER             NONE

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                               545,370 Shares

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [  ]
         CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            9.59%

14       TYPE OF REPORTING PERSON                                        CO




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CUSIP NO. 700505                       13D                    Page 3 of 11 pages

Item 1   SECURITY AND ISSUER

         This Statement on Schedule 13D, filed with respect to events that occurred on January 5, 2000, relates to shares of Common Stock, par value $0.001 per share, of Sonus Communication Holdings, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 1600 Wilson Boulevard Arlington, VA 22209.

Item 2   IDENTITY AND BACKGROUND

         This Statement is filed by Evansville Limited, a British Virgin Islands corporation ("Evansville").

         Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control Evansville.

         Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office of Evansville and each Instruction C Person.

         The name, citizenship, business address and present principal occupation or employment of each executive officer and director of Evansville and each of the Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

         During the five years prior to the date hereof, neither Evansville nor, to the best of their knowledge, any of the Instruction C Persons or any executive officer or director of Evansville or any of the Instruction C Persons,
(i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         The funds for purchase by Evansville of the 545,370 shares of Common Stock held by it, an aggregate of $674,999.50, came from the general corporate funds of Evansville.







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CUSIP NO.  700505                      13D                    Page 4 of 11 Pages

Item 4   PURPOSE OF THE TRANSACTION

         On January 21, 1999, the Reporting Person purchased from Sonus Communications, Inc. a Virginia Corporation ("Sonus") and a wholly-owned subsidiary of the Issuer 175,000 shares of its common stock for an aggregate purchase price of $175,000. Pursuant to a merger between the Issuer and the The Park Group Ltd., these shares were automatically converted into shares of Common Stock of the Issuer on a one-for-one basis as of April 16, 1999. On January 5, 2000, the Reporting Person purchased from the Issuer an additional 370,370 shares of Common Stock for an aggregate purchase price of $499,999.50.

Item 5  INTEREST IN SECURITIES OF THE ISSUER


         (a) & (b) The Issuer currently has a total of 5,687,788 shares of Common Stock issued and outstanding according to information made publicly available by the Issuer.

         Pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 545,370 shares of Common Stock. Pursuant to Rule 13d-3(d)(1)(i), such 545,370 Shares constitute an aggregate of approximately 9.59% of the outstanding Common Stock.

         (c) Other than the transactions described in this Statement, no transactions in the shares of Common Stock have been effected during the past 60 days by Evansville, or, any of the persons named in Exhibit B.

         (d) Inapplicable

         (e) Inapplicable

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.


         Neither Evansville nor, to the best of its knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.


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CUSIP NO.  700505                      13D                    Page 5 of 11 Pages


Item 7       Material to be Filed as Exhibits                             Page

             Exhibit A: Information concerning
Reporting Persons and Instruction C Persons.                               -7-

             Exhibit B: Information concerning
Reporting Persons' and Instruction C Persons' Officers,
Directors and Others.                                                      -8-

             Exhibit C: Power of Attorney of
Evansville Limited granted to Thomas A. Huser.                             -9-







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CUSIP NO.  700505                      13D                    Page 6 of 11 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 17th, 2000.



                                           EVANSVILLE LIMITED


                                           By: /s/ Thomas A. Huser
                                              --------------------
                                               Thomas A. Huser
                                               Attorney-in-Fact





























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